                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   ----------


                      Amendment No. 2 (Final Amendment) to
                                 SCHEDULE 13E-3


           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            BALANCED CARE CORPORATION
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                            BALANCED CARE CORPORATION
                              IPC ADVISORS S.A.R.L.
                            LXB INVESTMENTS LIMITED
                                 LILLIAN TRUST
                        RBC TRUSTEES (GUERNSEY) LIMITED

--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   057630-10-5
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

           ROBIN L. BARBER                                J.B. UNSWORTH
 SENIOR VICE PRESIDENT & LEGAL COUNSEL                       MANAGER
      BALANCED CARE CORPORATION                        IPC ADVISORS S.A.R.L.
          1215 MANOR DRIVE                          28 RUE JEAN BAPTISTE FRESEZ
   MECHANICSBURG, PENNSYLVANIA 17055                     LUXEMBOURG L-1542
           (717) 796-6100

--------------------------------------------------------------------------------

  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               - with copies to -

 KRISTEN LARKIN STEWART, ESQ.                    RORY A. GREISS, ESQ.
  KIRKPATRICK & LOCKHART LLP                      KAYE SCHOLER LLP
   HENRY W. OLIVER BUILDING                        425 PARK AVENUE
     535 SMITHFIELD STREET                     NEW YORK, NY 10022-3598
PITTSBURGH, PENNSYLVANIA 15222                      (212) 836-8000
        (412) 355-6500

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.


         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                            CALCULATION OF FILING FEE

    Transaction

    Valuation: $4,009,618*                     Amount of Filing Fee: $369**

* For purposes of calculating the filing fee only. The Transaction Valuation was determined by (i) multiplying 15,960,747 shares of Balanced Care Corporation common stock to be retired in the merger by the merger consideration of $0.25 per share in cash, and (ii) adding thereto (A) $4,061 expected to be paid upon cancellation of all outstanding options having an exercise price less than $0.25 (such amount representing the product of 47,000 shares of Balanced Care Corporation common stock subject to such outstanding options and the difference between $0.25 per share and the weighted average exercise price per share of such options), (B) $9,790 expected to be paid upon cancellation of all outstanding options having an exercise price of $0.25 or more (such amount representing the product of 978,963 shares of Balanced Care Corporation common stock subject to such outstanding options and $0.01 per share) and (C) $5,580 expected to be paid upon cancellation of all outstanding warrants (such amount representing the product of 558,017.50 shares of Balanced Care Corporation common stock subject to such outstanding warrants and $0.01 per share).

** In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the Transaction Valuation by .000092.

         [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $369                                             Filing Party:  Balanced Care Corporation
Form or Registration No.:            Schedule 14A                          Date Filed:    June 7, 2002

                                  INTRODUCTION




         This Amendment No. 2 (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 first filed with the Securities and Exchange Commission ("SEC") on June 7, 2002, as amended by Amendment No. 1 filed on July 9, 2002 (the "Schedule 13E-3"), is being jointly filed by Balanced Care Corporation, a Delaware Corporation (the "Company") and the issuer of the securities that are the subject of the Rule 13e-3 transaction, IPC Advisors S.a.r.l., a Luxembourg corporation ("IPC"), LXB Investments Limited, a Cayman Islands corporation and owner of 100% of the outstanding capital stock of IPC ("LXB"), Lillian Trust, a Guernsey, Channel Islands Trust and owner of 100% of the equity of LXB ("Lillian Trust"), and RBC Trustees (Guernsey) Limited, trustee of Lillian Trust ("RBC"). All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3.

         This Final Amendment is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") to report the results of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 15, 2002 (the "merger agreement"), by and among the Company, IPC and IPBC Acquisition Corp., a Delaware corporation and a wholly-owned direct subsidiary of IPC ("Acquisition Corp."). Pursuant to the merger agreement, Acquisition Corp. was merged (the "merger") into the Company and the Company, as the surviving corporation, became a subsidiary of IPC. Although Acquisition Corp. was a party to the merger agreement and the merger, it is not a party to this Final Amendment because it no longer exists as a corporation as a result of the merger, which was consummated on August 19, 2002.

         On August 19, 2002, the Company's stockholders approved and adopted the merger agreement and approved the merger. Pursuant to the merger agreement, Acquisition Corp. was merged with and into the Company, with the Company surviving the merger, and each share of the Company's common stock outstanding immediately prior to the effective time was automatically converted into the right to receive $0.25 in cash, without interest, except that (1) shares of the Company's common stock held by IPC or Acquisition Corp. immediately prior to the effective time were cancelled without payment therefor and (2) shares of the Company's common stock held by any stockholders who properly exercised their appraisal rights are subject to appraisal in accordance with Delaware law. Immediately prior to the effective time, each outstanding option and warrant to purchase shares of the Company's common stock became fully exercisable and vested. At the effective time, each stock option and warrant was cancelled and automatically converted into the right to receive the greater of (A) the product of (i) the excess of $0.25 over the exercise price of the option or warrant, if any, and (ii) the number of shares of common stock subject to the option or warrant and (B) $0.01 per share of common stock subject thereto.

         On August 19, 2002, the Company issued a press release announcing the completion of the merger.

         On August 20, 2002, Company filed a certification on Form 15, pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act, to provide notice of termination of registration of the Company's common stock, and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

Item 6 is hereby amended and supplemented as follows:
ITEM 6. Purposes of the Transactions and Plans or Proposals.
(C)(1) The merger was consummated on August 19, 2002.

Item 16 is hereby amended and supplemented as follows:
ITEM 16. Exhibits.
(a)(4) Press Release issued by the Company, dated August 19, 2002, is incorporated herein by reference to Exhibit 99.1 to Balanced Care Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2002

                                          BALANCED CARE CORPORATION

                                          By  /s/ Richard D. Richardson
                                              ----------------------------------
                                          Name:  Richard D. Richardson
                                          Title: Interim Chief Executive Officer


                                          IPC ADVISORS S.A.R.L.

                                          By:   /s/ J. B. Unsworth
                                                --------------------------------
                                          Name:  J. B. Unsworth
                                          Title: Manager

                                          LXB INVESTMENTS LIMITED

                                          By: /s/ J. B. Unsworth
                                              ----------------------------------
                                          Name:  J. B. Unsworth
                                          Title: Director


                                          LILLIAN TRUST
                                          By RBC Trustees (Guernsey)
                                          Limited in its capacity as Trustee

                                          By: /s/ S. R. Henning
                                              ----------------------------------
                                          Name: S. R. Henning
                                          Title: Director


                                          RBC TRUSTEES (GUERNSEY) LIMITED
                                          in its capacity as Trustee of
                                          the Lillian Trust

                                          By: /s/ S. R. Henning
                                              ----------------------------------
                                          Name:  S. R. Henning
                                          Title: Director

                                  EXHIBIT INDEX



Exhibit Number                         Description
--------------                         -----------
(a)(4)           Press Release issued by Balanced Care Corporation, dated August
                 19, 2002, is incorporated herein by reference to Exhibit 99.1 to Balanced Care Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2002.